Filed pursuant to Rule 433
Registration No. 333-230613
June 29, 2020
PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa1 (negative) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series I, due 2030
Principal Amount:	$600,000,000
Maturity:	July 1, 2030
Coupon:	2.10%
Interest Payment Dates:	January 1 and July 1
First Interest Payment Date:	January 1, 2021
Treasury Benchmark:	0.625% due May 15, 2030
Treasury Yield:	0.645%
Reoffer Spread:	T+150 basis points
Yield to Maturity:	2.145%
Price to Public:	99.597% of the principal amount thereof
Transaction Date:	June 29, 2020
Settlement Date:	July 1, 2020 (T+2)
Redemption Terms:
Make-whole call:	Prior to April 1, 2030 at a discount rate of the Treasury Rate plus 25 basis points
Par call:	On or after April 1, 2030 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00108W AM2/US00108WAM29
Joint Book-Running Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. RBC Capital Markets, LLC
Co-Manager:	BBVA Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.